

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

Via E-mail
Edward Woodward
Executive Vice Chairman and Director
Manchester United Ltd.
Old Trafford
Manchester M16 ORA
United Kingdom

Re: **Manchester United Ltd.**
Amendment No. 1 to Registration Statement on Form F-1
Filed July 16, 2012
File No. 333-182535

Dear Mr. Woodward:

We have received your amended filing and your response to our comment letter dated July 11, 2012 and have the following additional comments.

General

1. Please refer to the first graphic after the cover page of the prospectus and the second to last graphic at the back of the prospectus. Graphic presentations should accurately represent your current business and should not include statistical data out of context or give undue prominence to selected portions of your business or operations. Please revise these graphics accordingly. We note, for example, the multiple references to your global community of followers, the regional quantification of your followers that is not presented anywhere else in the prospectus and the various references to statistical data without meaningful contextual information, including sources, time periods and inherent limitations.

Prospectus Summary, page 1

Our Market Opportunity, page 5

2. We note that two of the new bullets deal with "pay television markets" in North America and EMEA and Asia Pacific and Central and Latin America. Please parenthetically define EMEA. Also revise to clarify your current revenues from these markets. We note on page 99 that there does not appear to be any MUTV partner coverage in either the US or Canada, so you might want to add explanatory information about the relevance of these bullets.

Risks Affecting Us, page 5

3. Please revise the material in parenthesis to disclose the debt which will still be outstanding after giving effect to the offering.

4. We note from the recent developments section in your July 19, 2012 supplemental submission that you would not have been profitable in your most recent fiscal year but for the large tax credit realized during the year. Please update the last sentence of this section on page 5 accordingly.

The Offering, page 7

5. We note the disclosure in the second footnote on page 9 that your principal shareholder will have the ability to significantly influence or determine the outcome of all matters submitted to your shareholders for approval. Please revise the "Voting Rights" disclosure on page 7 to include similar disclosure. Please also tell us, with a view towards revised disclosure, under what scenarios your principal shareholder, for so long as such shareholder holds at least 10% of the total number of ordinary shares outstanding, would not be able to determine the outcome of a matter submitted to shareholders.

Summary Consolidated Financial and Other Data, page 11

6. We note your response to our prior comment 2 and the revisions made on pages 12, 13, 14, 46, 47, 48 and 49 of Amendment No. 1. Please further revise your disclosure to provide pro forma earnings per share data (basic and diluted) for the most recent fiscal year and interim period giving effect **solely** to the payment of debt with proceeds of the shares used for this purpose.

Risk Factors, page 16

We will be subject to greater tax liability, page 25

7. You disclose that as a result of the reorganization transactions, you will be treated as a US domestic corporation for US tax purposes and you will be liable for additional taxes in the future as a result. Given the negative effect this could have on your results of operations and financial condition, please discuss the reasons you structured the reorganization in this manner and any benefits this particular structure may confer on your principal shareholder.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680, Justin Dobbie, Legal Branch Chief, at (202) 551-3469 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Marc D. Jaffe, Esq.